SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D
                              Amendment No. 10

                Under the Securities Exchange Act of 1934

                          Tyco International Ltd.
        ____________________________________________________________
                             (Name of Issuer)

                   Common Stock, par value $.50 per share
        ____________________________________________________________
                      (Title of Class and Securities)


                                90212-01-0
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

                             William Shannon
                            Company Secretary
                  Tyco Investments (Australia) Limited
                            ACN 000 079 078
                                Suite 1
                          133 Alexander Street
                         Crows Nest, N.S.W.  2065
                                Australia

                               61-2-965-7255
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                Copy to:

                            Alan C. Myers, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                        New York, New York  10022
                              (212) 735-3000

                             September 14, 1994
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )

                               SCHEDULE 13D

   CUSIP No. 90212-01-0
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Tyco Investments (Australia) (Limited) (ACN 000 079 078)
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*  00

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

               New South Wales, Australia
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                            4,547,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                            0
           EACH                  ___________________________________
         REPORTING                  (9)  SOLE DISPOSITIVE POWER
          PERSON                               4,547,000
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                             0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,547,000
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             9.8%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
              HC
   _________________________________________________________________
                    This Amendment No. 10 amends the Statement on
          Schedule 13D dated June 5, 1990, as heretofore amended (the "Schedule 13D"), filed by Tyco Investments (Australia) Limited ("TIAL" or the "Reporting Person"), relating to the common stock, par value $.50 per share (the "Common Stock"), of Tyco International Ltd., a Massachusetts corporation (the "Issuer"). Capitalized terms used and not defined herein shall have the respective meanings ascribed thereto in the Schedule 13D.
          Item 5. Interest in Securities of the Issuer.

                  Item 5. is amended as follows:

                  (a),(c) During the period from August 23, 1994, to August 30, 1994, TIAL sold 103,000 shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended. As a result, TIAL is the record owner of 4,547,000 shares of Common Stock, representing approximately 9.8% of the 46,341,493 shares of Common Stock outstanding as of September 21, 1994 (as reported n the Issuer's Registration Statement on Form S-4).
          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  A wholly owned subsidiary of Lang has entered into hedge transactions with Bankers Trust Australia Limited ) ("BT Australia") over the period September, 1993 to January, 1994 pursuant to a Hedge Agreement, a copy of which is attached hereto as Exhibit O and is incorporated herein by reference. The number of shares of Common Stock subject to the hedges is 1,516,700. The number of hedge tranactions, dates of such hedge transactions, number of shares subject to such hedge transactions and the closing market price for the Common Stock on the date of such hedge transactions are set forth below.

                         Closing Market Price       Number of Shares
               Date        of Common Stock        of Common Stock
     1.  . .    9/14/93       43.47                102,200
     2.  . .    9/16/93       43.47                 13,900
     3.  . .    9/20/93       42.51                 60,000
     4.  . .    9/23/93       42.47                 39,100
     5.  . .    9/24/93       42.47                 16,800
     6.  . .    9/27/93       42.47                 39,400
     7.  . .    9/28/93       42.85                126,200
     8.  . .    9/30/93       43.03                 11,100
     9.  . .    10/1/93       42.97                 17,700
     10. . .   10/12/93       42.40                 50,000
     11. . .   10/13/93       42.90                 10,000
     12. . .   10/15/93       42.92                 40,000
     13. . .   10/21/93       43.06                 55,000
     14. . .   10/25/93       43.47                 22,500
     15. . .   10/26/93       43.97                 50,000
     16. . .   10/29/93       46.44                100,000
     17. . .    11/1/93       47.03                 39,900
     18. . .    11/2/93       47.28                 34,000
     19. . .    11/5/93       47.97                 25,000
     20. . .    11/8/93       47.22                 53,900
     21. . .    11/9/93       47.35                150,000
     22. . .   11/22/93       47.47                100,000
     23. . .   11/23/93       46.72                 58,200
     24. . .   11/29/93       46.47                100,000
     25. . .    12/1/93       47.72                 25,000
     26. . .    1/20/94       50.16                 21,800
     27. . .    1/25/94       50.13                 80,000
                    Total                         1,516,700

                    Such hedge transactions are a cash settlement contract whereby either Lang or BT Australia, as the case may be, will be required to make a payment to the other party depending on whether the market price of Common Stock has increased or decreased from the date of the hedge transaction to the settlement date of the hedge, such settlement date to be determined by Lang but in any
          event before October 31, 1994.   The hedge transactions
          have secured a value for Lang's investment in TIAL at approximately A$120 million. BT Australia has not acquired nor will acquire Lang's shares in TIAL nor has it acquired any of the shares of Common Stock Lang would have beneficial ownership of following consummation of the Scheme.

          Item 7.   Material to be Filed as an Exhibit
                    The following document is attached hereto as an
          Exhibit:

          Exhibit O      Hedge Agreement between Bankers Trust
                         Australia Limited and Scarabus Pty
                         Limited.
                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Tyco Investments
                                           (Australia) Limited

          Dated: September 27, 1994     By:/s/ William Shannon

                                           Name:  William Shannon
                                           Title: Company Secretary


                                   EXHIBITS

          Exhibit        Document                           Page

          Exhibit O      Hedge Agreement between Bankers
                         Trust Australia Limited and
                         Scarabus Pty Limited
                                                           Exhibit O

                               DATED 14/9/1993

                       BANKERS TRUST AUSTRALIA LIMITED

                                     and

                             SCARABUS PTY LIMITED

                              HEDGING AGREEMENT

                           MALLESONS STEPHEN JAQUES
                                  Solicitors
                                  AMP Centre
                               50 Bridge Street
                              SYDNEY  NSW  2000

                         TEL     :  (02) 250 3000
                         TELEX   :  AA121332
                         FAX     :  233 3133
                         DX      :  113 SYDNEY
                         REF     :  EK
                                HEDGING AGREEMENT

     THIS AGREEMENT is made on 14 September 1993.

     BETWEEN: BANKERS TRUST AUSTRALIA LIMITED (ACN 003 017 221) of Level 38, Australia Square Tower, Sydney, NSW 2000 ("BTAL")

     AND: SCARABUS PTY LIMITED (ACN 003 017 221) of Level 31, World Trade Centre, Jamison Street, Sydney, NSW 2000 ("Scarabus")

     I.        DEFINITIONS AND INTERPRETATION

     A.        In this agreement:

               "BUSINESS DAY" means a day (other than a Saturday or Sunday) on which:

               1. the New York stock exchange is open for the trading of Tyco Shares other than a day on which trading is scheduled to cease on that exchange prior to 1:00 pm local time in New York; and

               2.   banks are open for general banking business in Sydney.

               "CONTRACT" means a cash settled contract between BTAL and Scarabus under which one party agrees to make payment to the other based on the movement in price of a certain number of Tyco Shares and which is expressed to be governed by these terms.

               "CONTRACT NOTE" means a contract note setting out the terms of a Contract substantially in the form of schedule 1.

               "EXERCISE DATE" means each date that BTAL determines the price of Tyco Shares in accordance with clause 4.2(b), 4.3(b), 4.4 or 4.5.

               "MARKET DISRUPTION EVENT" means the occurrence or existence on any Business Day of the suspension or material limitation of trading in Tyco Shares.

               For the purposes of this definition, (1) a limitation on the hours and number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange; (2) a limitation on trading imposed during the course of a day by reason of movements in price otherwise exceeding levels permitted by the relevant exchange will constitute a Market Disruption Event; and (3) issues of materiality are to be determined in the discretion of BTAL.

               "SETTLEMENT AMOUNT" for a Contract and a particular Exercise Date means the amount calculated in accordance with the following formula:

                    (TD - TF) x N

               where:
               N is the number of Tyco Shares for which BTAL determines a value in accordance with clause 4.2(b), 4.3(b), 4.4 or 4.5 on that Exercise Date.

               TD is the value per Tyco Share determined by BTAL in accordance with clause 4.2(b), 4.3(b), 4.4 or 4.5 on that Exercise Date.

               TF is the forward value of Tyco Shares calculated as follows:

            TF = (Tt (l + r x  d ) - Sum of all Dividends (l + i x  n ))
                              ---                                  ---
                              365                                  365

               Where Tt is the amount so agreed for the purpose of that Contract;

                     r is the average of the closing US Federal Funds Rate as quoted on Reuters Page MMUS for each of the days from and including the day five Business Days after the Trade Date to but excluding the Settlement Date, less a margin of 180 basis points per annum,

                     d is the number of days from and including the day five Business Days after the Trade Date to but excluding the Settlement Date;

               Dividends is the dividend per share for dividends for which
                         Tyco Shares trade "ex-dividend" from the Trade Date to the Exercise Date;

                    i is the average of the closing US Federal Funds Rate as quoted on Reuters Page MMUS for each of the days from and including the payment date for Dividend to but excluding the Settlement Date;

                     n is the number of days from the payment date for Dividends to but excluding the Settlement Date.

               "SETTLEMENT DATE" for a Contract means the day being five Business Days after each Exercise Date of that Contract.

               "TRADE DATE" for a Contract means the date specified as such in the Contract Note.

               "TYCO SHARES" means common stock in Tyco Laboratories, Inc.

     B. Whenever this agreement provides that BTAL is to determine the value of Tyco Shares, the price must be determined by BTAL acting in good faith taking into account the volume of stock trading and the price at which it is trading. The value is to be determined net of brokerage, duties and transaction taxes. Scarabus agrees to be bound by whatever value is determined by BTAL for a particular day provided that value is within the range of being not less than the lowest price and not greater than the highest price at which Tyco Shares are traded on the New York stock exchange on that day. A determination by BTAL whether or not it could have been possible to purchase Tyco Shares on the New York stock exchange on a certain day is final and binding on Scarabus (whether or not any Tyco Shares are actually so traded on that day).

     II.       CONTRACTS

     A. Scarabus may ask BTAL to enter into Contracts. Each Contract is to be governed by these terms and the Contract
               Note issued by BTAL in respect of that Contract. Each Contract Note constitutes a supplement to and forms part of this agreement.

     B. A Contract may be entered into orally or in writing. The parties intend that they are legally bound by the terms of each Contract from the moment they agree to those terms (whether orally or otherwise). If a Contract is entered into orally, then BTAL agrees to issue Scarabus with a Contract Note substantially in the form in schedule 1. Scarabus must then, within two Business Days of receiving the Contract Note, sign the Contract Note and return it to BTAL. The Contract Note is, in the absence of manifest error, conclusive as to the terms of the Contract even if Scarabus does not comply with this clause 2.2.

     III.      TRADE DATE

               On the Trade Date of each Contract, Scarabus must pay to BTAL a fee calculated as follows:

                         0.5  x  Tt  x  n
                         ---
                         100

               where Tt is the amount so agreed for the purpose of that Contract.

                     n is the number of Tyco Shares the subject of that Contract.

     IV.       EXERCISE

     A. Either party may notify the other that it requires settlement of all or part of a Contract to occur. If the notice is received by the other party before 5 pm Sydney time on a Business Day, then that Business Day is the Exercise Date. Otherwise, the Exercise Date is the next Business Day after the notice is received.

     B. If Scarabus gives a notice under clause 4.1, the following provisions apply:

               1. Scarabus must give BTAL the notice substantially in the form of schedule 2 in which Scarabus specifies the number of Tyco Shares the subject of the settlement;

               2. BTAL must then determine the value of Tyco Shares on the New York stock exchange on the Exercise Date;

               3. if BTAL determines that it could not have been possible for a buyer to purchase the number of Tyco Shares nominated by Scarabus under clause 4.2(a) on the New York stock exchange on the Exercise Date, then settlement is to take place only by reference to the number of Tyco Shares which BTAL determines could have been so purchased. The balance of Tyco Shares originally the subject of the notice under clause 4.2(a) are to be deemed not to have been the subject of that notice.

     C. If BTAL gives a notice under clause 4.1, the following provisions apply:

               1. BTAL must give Scarabus the notice substantially in the form of schedule 3 in which BTAL specifies the number of Tyco Shares the subject of the settlement;

               2. BTAL must then determine the value of Tyco Shares on the New York stock exchange on the Exercise Date;

               3. if BTAL determines that it could not have been possible for a buyer to purchase the number of Tyco Shares nominated by BTAL under clause 4.3(a) on the New York stock exchange on the Exercise Date, then settlement is to take place only by reference to the number of Tyco Shares which BTAL determines could have been so purchased. The balance of Tyco Shares originally the subject of the notice under clause 4.3(a) are to be deemed not to have been the subject of that notice.

     D. This clause 4.4. applies only if by 4 April 1994 a total number of Tyco Shares have been valued by BTAL in accordance with clause 4.2(b) or 4.3(b) which is less than the total number of Tyco Shares the subject of all Contracts entered into under this agreement (the difference being referred to as the "BALANCE NOT VALUED").

               In that case BTAL must determine the value of Tyco Shares on 4 April 1994 on the New York stock exchange for a parcel equal in number to the BALANCE NOT VALUED.

               If BTAL determines that it could not have been possible for a buyer to purchase on the New York stock exchange on 4 April 1994 the BALANCE NOT VALUED of Tyco Shares, then settlement on that day is to take place only by reference to the number of Tyco Shares which BTAL determines could have been so purchased on that day.

     E. If, after the application of clause 4.4, the total number of Tyco Shares which have been valued by BTAL in accordance with clauses 4.2(b), 4.3(b) and 4.4 is less than the total number of Tyco Shares the subject of all Contracts entered into under this agreement, then on each Business Day after 4 April 1994 until that total number have been valued under clauses 4.2(b), 4.3(b), 4.4 or this clause 4.5, BTAL must use reasonable endeavors to value as many as it can of the remaining balance. Each such day is to be treated as an Exercise Date for the purpose of the definition of Settlement Amount.

     V.        OBLIGATIONS ON SETTLEMENT DATE

               On each Settlement Date of each Contract:

               1. if the Settlement Amount for that Settlement Date and that Contract is positive, Scarabus must pay the Settlement Amount to BTAL; or

               2. if the Settlement Amount for that Settlement Date and that Contract is negative, BTAL must pay the absolute value of that amount to Scarabus.

     VI.       ADJUSTMENTS

     A. If BTAL determines that the item Tt in the definition of Settlement Amount should be varied because of a share split, consolidation, rights issue, bonus issue, takeover or other analogous event affecting Tyco Shares, then BTAL may adjust that item Tt for any Contract so that the parties are in the economically equivalent position after that event as before. BTAL must act in good faith in determining whether to make an adjustment under this clause and in making the adjustment but otherwise may make its determination or any adjustment in its absolute discretion (including, without limitation, in making a determination as to whether there has been an "analogous event"). If Scarabus does not agree with a determination by BTAL under this clause 6.1, then it may request BTAL to arrange for one of Goldman Sachs, Merrill Lynch or Morgan Stanley to make a determination as to whether there should have been an adjustment under this clause and, if so, the quantum of the adjustment. Both parties agree to be bound by the independent expert's decision. Scarabus must meet the costs of the independent expert.

     B. If there is a Market Disruption Event on an Exercise Date, then the Exercise Date is to be the first succeeding Business Day on which there is no Market Disruption Event. However, if there is a Market Disruption Event on each of the eight Business Days immediately following the original date that, but for the Market Disruption Event, would have been the Exercise Date, then:

               1. that eighth Business Day is to be taken to be the Exercise Date, despite the Market Disruption Event; and

               2. BTAL must determine the value of the Tyco Shares as of the eighth Business Day. BTAL must act in good faith in determining that value but otherwise may make its determination in its absolute discretion. If Scarabus does not agree with the value determined by BTAL under this clause 6.2(b), then it may request BTAL to arrange for an independent valuation of Tyco Shares by one of Goldman, Sachs, Merrill Lynch or Morgan Stanley. The valuer is to be asked to determine the value of Tyco Shares as of that eighth Business Day. Both parties agree to be bound by the valuer's decision. Scarabus must meet the costs of the valuer.

               BTAL must, as soon as practicable (and in no event later than the next Business Day) notify Scarabus of the existence or occurrence of a Market Disruption Event on any day that, but for the occurrence or existence of a Market Disruption Event, would have been an Exercise Date.

     VII.      PAYMENTS

               CURRENCY

     A. All amounts payable under clause 3 and any Contract are payable in United States dollars.

               NETTING OF PAYMENTS

     B. On each date on which an obligation to make a payment arises under this agreement, BTAL is to take an account of what is due between Scarabus and BTAL on that date under this agreement so that the aggregate of all amounts due by Scarabus under this agreement on that date is offset against the aggregate of all amounts due by BTAL under this agreement on that date. Unless otherwise expressly agreed, only one party is to make a payment on that date being the party who is obliged to pay the greater of those aggregate amounts. That party must pay the other party the difference between the two aggregate amounts.

               OVERDUE PAYMENTS

     C. Each party agrees to pay interest to the other party on any amount payable by it under this agreement during that period that it remains unpaid, on demand or at times determined by the payee, calculated on daily balances at a rate as certified by it (expressed as a percentage rate per annum) equal to the payee's cost of funding that amount applicable to that day. Interest which is not paid when due for payment may be capitalised interest at the rate and in the manner referred to in this clause. The payee's obligation to pay the outstanding amount on the day it becomes due for payment is not affected by this clause.

     VIII.          COSTS, CHARGES AND EXPENSES

               Each party agrees to pay or reimburse the other party on demand for the other party's costs, charges and expenses in enforcing this Agreement including, without limitation, legal costs and expenses on a full indemnity basis.

     IX.       GENERAL

     A. A provision of or a right created under this agreement may not be waived or varied except in writing, signed by the party or parties to be bound.

     B. Any present or future legislation which operates to vary the obligations of a party in connection with this agreement with the result that the other party's rights, powers or remedies are adversely affected (including, without limitation, by way of delay or postponement) is excluded except to the extent that its exclusion is prohibited or rendered ineffective by law.

     C. The rights of BTAL and Scarabus in respect of this agreement and each Contract are incapable of assignment and it is a condition of this agreement that neither party does anything with a view to assigning its rights.

     D. Each party represents and warrants to the other that it is duly authorised and validly existing under the laws of the place of its incorporation and that it has the power to execute and deliver this agreement and enter into the Contracts contemplated by this agreement.

     X.        NOTICES

               Any notice given pursuant to this agreement must be in writing in the English language and must be given by the person giving notice or by its duly authorised representative. It may be served by leaving it at or sending it by telex, telecopier, prepaid recorded delivery post, third party courier service or by facsimile, to the following address (or such other place in Australia as a party may from time to time notify to the other):

               1.   NOTICES TO SCARABUS
                    Level 31
                    World Trade Centre
                    Jamison Street
                    SYDNEY NSW  2000
                    Phone No:      (02) 259 5200
                    Facsimile No:  (02) 259 5252

                    Marked Attention of James Williams

               2.   NOTICES TO BTAL
                    Level 38
                    Australia Square
                    SYDNEY  NSW  2000
                    Phone No:      (02) 259 3392
                    Facsimile No:  (02) 247 3412

                    Marked Attention of Brian Fowler

               A notice is to be taken to have been received at the following time. (If the deemed receipt does not take place before 5.00 pm on a Business Day, then the notice is to be deemed to have been received at 9.00 am on the next Business
               Day):

               (a) in the case of telex or telecopier on receipt of answerback;

               (b) in the case of third party courier service or in the case of notice left at the address, on signature for receipt;

               (c) in the case of recorded delivery post, two Business Days after posting; and

               (d) in the case of facsimile, upon a transmission report, indicating a satisfactory transmission, being obtained from the sender's facsimile machine.

     11.       APPLICABLE LAW AND JURISDICTION

               This agreement and each Contract is governed by the law in force in New South Wales. Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them.


     SIGNED for and on behalf of               )
     BANKERS TRUST AUSTRALIA                   )
     LIMITED by Christopher Geoffrey           )
     Chenoweth                                 )
     its duly authorised representative in     )
     the presence of:                          )
                                               )
                                               )
                                               )
     . . . . . . . . . . . . . . . . . . . .   ) . . . . . . . . . . . . .
     SIGNED for and on behalf of               )
     SCARABUS PTY LIMITED by                   )
               IAN BRUCE MORISON               )
     its duly authorised representative in     )
     the presence of:                          )
                                               )
                                               )
                                               )
     . . . . . . . . . . . . . . . . . . . .   ) . . . . . . . . . . . . .


                                   SCHEDULE 1

                                  CONTRACT NOTE

     This Contract Note is entered into in accordance with and subject to the Hedging Agreement between Bankers Trust Australia Limited and
     Scarabus Pty Limited dated                       .

     We are pleased to confirm that a Contract has been entered into under which:

     The Trade Date is [           ].

     Tt for the purpose of the definition of Settlement Amount is [      ].

     The number of Tyco Shares the subject of the Contract is [        ].

     The contract identification number is [        ].

     Please confirm that this Contract Note correctly reflects our agreement by signing the copy of this Contract Note and returning it to us.

     Yours sincerely

     BANKERS TRUST AUSTRALIA LIMITED

     By:
     Name:
     Title:
                                   SCHEDULE 2

                                 EXERCISE NOTICE
                                   (SCARABUS)

     This is a notice given under clause 4.2(a) of the Hedging Agreement between Bankers Trust Australia Limited and Scarabus Pty Limited dated
                                       .`

     We request a settlement in relation to the Contract having
     identification number [        ].

     For the purpose of clause 4.2(a) the number of Tyco Shares the subject
     of the settlement is [       ].

     Yours sincerely

     SCARABUS PTY LIMITED

     By:
     Name:
     Title:
                                   SCHEDULE 3

                                 EXERCISE NOTICE
                                     (BTAL)

     This is a notice given under clause 4.3(a) of the Hedging Agreement between Bankers Trust Australia Limited and Scarabus Pty Limited dated
                    .

     We intend to effect a settlement in relation to the Contract having
     identification number [         ].

     For the purpose of clause 4.3(a) the number of Tyco Shares the subject
     of the settlement is [       ].

     Yours sincerely

     BANKERS TRUST AUSTRALIA LIMITED

     By:
     Name:
     Title: